SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 24 August, 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Directorate Change announcement made on 24 August, 2006




                     Notification under Listing Rule 9.6.14
       Details of an additional directorship held by a current director.


1. Ian Livingston is currently an executive Director on the Board of BT Group plc:

2. Mr Livingston resigned from the office of non-executive Director of Ladbrokes plc with effect from 31 October 2006.



Contact for queries:
Name: Kate Wingate
Address: pp A9D, BT Centre, 81 Newgate St, EC1A 7AJ
Telephone: 020 7356 5747
Date of Notification: Thursday 24 August 2006


                                   -: Ends :-



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 24 August, 2006